Via Facsimile and U.S. Mail
Mail Stop 4720

December 3, 2009

Mr. John Marazza
Executive Vice President, Chief Financial Officer, and Corporate Secretary
First Mercury Financial Corporation
29110 Inkster Road, Suite 100
Southfield, MI 48034

Re: **First Mercury Financial Corporation**
Form 10-K for the Period Ended December 31, 2008
Definitive Proxy Statement on Schedule 14A filed on April 13, 2009
File No. 001-33077

Dear Mr. Marazza:

      We have completed our review of the above filings and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief